Egan-Jones Ratings Company ("EJR")

Form NRSRO

Exhibit #4 Organizational Chart of Key Personnel as of 01/25/2019


Board of Directors
Operations
COO
Compliance
DCO
CEO/Ratings
Ratings Review & Policy Committee (RRC)
Business Development
Manager, Information Technology
Developer
Contractor
EJ Proxy VP
Proxy Manager
Proxy Analysts
Senior Accounting Manager
Compliance Officer
General Counsel
Sr. Rating Analysts
Manager, Methodologies and Models Development
Rating Analysts
Manager, Production
Rating Analysts
Dir. Operational Development, Curator